

May 22, 2013

VIA E-Mail
Mr. Christopher J. LaFond
Chief Financial Officer
Gartner, Inc.
P.O. Box 10212
56 Top Gallant Road
Stamford, Connecticut 06902-7700

> **Re:** **Gartner, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed on February 22, 2013**
> **File No. 001-14443**

Dear Mr. Christopher J. LaFond:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

Note 1 – Business and Significant Accounting Policies

Stanford headquarters lease renewal, page 42

1. In regards to your $25 million tenant improvement allowance, please tell us management's basis for recording the cash reimbursements from your landlord in operating cash flows yet the corresponding outflows are recorded within investing activities

<u>Note 14 – Segment Information, pages 59 – 60</u>

2.   We note you present gross contribution as a segment performance measure and gross contribution is defined as operating income excluding certain COS and SG&A expenses, depreciation, acquisition and integration charges, and amortization of intangibles.   Please provide us and revise future periodic filings to include a reconciliation of gross contribution to net income and separately identify and describe significant reconciling items.   Reference is made to paragraphs 280-10-50-30(b) and 31 of the Accounting Standards Codification.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have any questions.

                                        Sincerely,

                                        /s/ Kevin Woody

                                        Kevin R. Woody
                                        Branch Chief